OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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                                                         TELEPHONE: 212.451.2300
                         November 7, 2005                FACSIMILE: 212.451.2222

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                                                       DIRECT DIAL: 212-451-2244
                                                     EMAIL: DADLER@OLSHANLAW.COM

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn: Russell Mancuso

RE: LYNCH CORPORATION
    REGISTRATION STATEMENT ON FORM S-2/A, FILED OCTOBER 26, 2005
    FILE NO. 333-126335

Ladies and Gentlemen:

     We are  securities  counsel to Lynch  Corporation  (the  "Company") and are submitting,  on behalf of the Company,  its responses to the comment letter from the  Division of Corporate  Finance,  dated  October 26,  2005,  relating to the filing of the Company's Amendment No. 5 to Registration  Statement on Form S-2/A
filed on September 9, 2005  ("Amendment  No. 5"). The  Company's  responses  are numbered to correspond to comments of the Staff of the  Securities  and Exchange
Commission and are filed together with Amendment No. 6 to Registration Statement on Form S-2/A ("Amendment No. 6"), which amends Amendment No. 5.

FORM S-2

PROSPECTUS COVER

1.   WITH A VIEW  TOWARD  CLARIFIED  DISCLOSURE,  PLEASE  CONFIRM TO US THAT YOU
     INTEND TO ISSUE  RIGHTS TO EACH  HOLDER OF A SHARE  BETWEEN  NOVEMBER 9 AND
     NOVEMBER  11, 2005  REGARDLESS  OF THE NUMBER OF  INDIVIDUALS  WHO HOLD AND
     TRANSFER THE SHARES ON THOSE  DATES.  SHOW US HOW YOU HAVE  CALCULATED  THE
     NUMBER OF RIGHTS  TO  REGISTER  GIVEN  THE  UNCERTAIN  NUMBER OF  POTENTIAL
     HOLDERS.

     The Staff's comments Nos. 1 and 2 relate to language added in Amendment No.
5. The  Registrant  recognizes  that this  language,  which had been intended to
provide  additional  useful  disclosure,   has  actually  inadvertently  created
confusion.  The added  language  was intended to address the  procedures  of the
American Stock Exchange relating to rights distributions.

                                                               NEW JERSEY OFFICE
                                                       2001 ROUTE 46 / SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.335.7400
                                                         FACSIMILE: 973.335.8018

November 7, 2005

     The Registrant  fully  discussed this matter with a  representative  of the
Exchange on Friday,  November  4th,  and has  concluded  that  regular  Exchange procedures,  utilized in all rights offerings  including the  Registrant's,  are well established and are widely known to the broker-dealer community.  Moreover, the  Registrant  is advised  that the  Exchange  will,  if  requested by parties involved in a particular trade, provide guidance.

     On  this  basis,  the  Registrant  believes  that  the  added  language  is unnecessary  and because of the  confusion it has created,  the  Registrant  has removed it in Amendment  No. 6. These  sections of Amendment No. 6 are therefore identical to the corresponding  sections of Amendment No. 4 previously  reviewed by the Staff. The Staff is also advised that the Registrant has examined filings of other Exchange-listed companies and believes that the disclosure contained in
Amendment No. 6 is consistent with disclosures  contained in the prospectuses of such other companies.

     In addition, corresponding changes have been made to Exhibits 99(a), 99(c),
99(d), 99(e) and 99(j) and refiled with Amendment No. 6.

PROSPECTUS SUMMARY, PAGE 1

BASIC SUBSCRIPTION PRIVILEGE, PAGE 2

2.   PLEASE  REVISE  THIS  PARAGRAPH  TO COMPLY  WITH OUR  COMMENT  ABOVE AND TO
     REFLECT THE FACT THAT  SHAREHOLDERS AS OF NOVEMBER 10 AND NOVEMBER 11, 2005
     ARE ALSO ENTITLED TO RECEIVE RIGHTS.

Please see the response to Comment No. 1.

CORRESPONDENCE DATED OCTOBER 26, 2005

3.   THE  REPRESENTATIONS TO BE INCLUDED IN YOUR ACCELERATION  REQUEST SHOULD BE
     IN THE SAME FORM AS THOSE  INCLUDED  IN OUR  LETTER  DATED  JULY 28,  2005.
     PLEASE  SUBMIT A  REVISED  ACCELERATION  REQUEST  IN  ACCORDANCE  WITH THIS
     COMMENT.

     A revised  acceleration  request,  in identical form to the representations included  in the  Staff's  letter  dated  July  28,  2005,  is  being  submitted simultaneously.

                                     CLOSING

     For your convenience,  under separate cover we will deliver to you four (4)
marked  copies  (compared to Amendment No. 5) and four clean copies of Amendment
No. 6.

November 7, 2005

     We welcome a further  discussion  on any of the  material  included in this response and the Registrant's filing. I may be reached at (212) 451-2244.

                                                Very truly yours,

                                                /s/ David J. Adler
                                                ------------------
                                                David J. Adler

cc: Adelaja K. Heyliger
    John C. Ferrara
    Eugene Hynes
    Mark L. Lakin